Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

April 6, 2010

VIA UPS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed April 6, 2010 File No. 333-163069

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 24, 2010 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2009, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 27, 2010 and Amendment No. 3 to the Registration Statement filed by the Company with the Commission on March 4, 2010 (“Amendment No. 3”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 3.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  Amendment No. 4 has been filed by the Company today.  Please note that some of our revisions contained in Amendment No. 4 reflect blue sky comments received by the states as of the date hereof.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4.  All page number references in the Company’s responses are to page numbers in Amendment No. 4.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

April 6, 2010

General

1.
We note your response to comment 2 in our letter dated February 23, 2010 and your response to prior comment 1 in our letter dated January 15, 2010.  In particular, we note your statement that the dealer manager and the soliciting dealers are required to offer the convertible preferred shares only to investors with whom they have substantive pre-existing relationships and who have previously invested in private placement offerings through the dealer manager or the soliciting dealer.

•
Please more fully describe the nature of the pre-existing relationships.  Clarify whether such pre-existing relationships are between the dealers and the investors, and, if so, provide your analysis regarding how that would constitute a substantive pre-existing relationship with the company.

•	Please describe how the dealers are soliciting the investors and how you will ensure that only purchasers with pre-existing relationships are participating in the offering; and

•	Please tell us how dealers are “required” to offer the shares only to investors with whom they have substantive pre-existing relationships.

The pre-existing relationships referred to in our response letter dated January 15, 2010 are pre-existing relationships with the soliciting dealers and not with the Company or the dealer manager. We believe that these pre-existing relationships, together with the restrictions on the manner of offering that are being required in connection with the private placement of convertible preferred shares, are consistent with the position taken by the staff in Securities Act Release No. 8288 (2007).

In Securities Act Release 8288, the staff states the determination should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. As an example, the staff stated that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort”, then the private placement could be conducted after the filing of the registration statement. Thus, the pre-existing relationship with the company was cited as an example rather than the exclusive means of demonstrating that the solicitation was through a means other than the registration statement that did not involve a public solicitation.

Further, in the context of general solicitation, one of the criteria that the staff has focused on in its analysis of whether there has been a general solicitation is a substantive and pre-existing relationship with the issuer (i.e., a relationship which pre-existed the relevant private placement offering) The staff has recognized that a substantial and pre-existing relationship with a broker-dealer can satisfy the requirement of a pre-existing relationship.  See E.F. Hutton & Co., 1985 SEC No-Act. LEXIS 2917 (Dec. 3, 1985).

April 6, 2010

The investors’ preexisting relationship with the selected dealers, which includes a requirement that the investor has previously invested in private placement offerings through the soliciting dealer, combined with the limitations on the manner of solicitation described below, demonstrates that the investor's interest in the offering was outside of the public offering effort. Further, these procedures demonstrate that the private offering is being conducted through “direct contact by the company or its agents outside of the public offering effort”, which is one of the examples included in Securities Act Release 8288.

The requirement that the investors must have previously invested in private placements through the soliciting dealer shows that the investor did not become a customer of the soliciting dealer solely for purpose of this private placement and was a customer separate and apart from the public offering process. Additionally, the offering is limited to accredited investors with a pre-exisiting relationship who are solicited by the soliciting dealers for purposes of investing in the private placement and no offers can be made to investors who contact the dealer manager or soliciting dealer independent of this solicitation. These procedures demonstrate that the private offering is being made through direct contact outside of the public offering process. Further, the offering efforts in connection with the public offering pursuant to the Registration Statement will not commence until the Registration Statement is effective and neither the Registration Statement nor the preliminary prospectus is being distributed to prospective investors.

Because of these procedures, the offering must be made by the soliciting dealers directly contacting investors with whom they have a pre-existing relationship and who have previously purchased securities in private placements through them, and, to the Company’s knowledge, this is the method that is being following by soliciting dealers.

More specifically, the dealers are being required to offer the shares in accordance with these requirements by their agreements pursuant to the soliciting dealer agreement.  Pursuant to the soliciting dealer agreements, the soliciting dealer agrees that the soliciting dealer will only offer the preferred shares to prospective investors with whom the soliciting dealer has substantive, pre-existing relationship and who have previously invested in offerings exempt from registration under the Securities Act pursuant to Regulation D thereunder through the soliciting dealer and that the soliciting dealer will comply with the restrictions on the manner of offering described above Further, as part of the investor questionnaire, which is part of the subscription agreement, that each investor is required to complete in connection with its subscription, each investor is required to certify (by checking appropriate boxes) that these restrictions on the manner of offering apply to the investor.

The dealer manager, both as part of the due diligence process conducted by the soliciting dealers and in its discussions of the terms of the soliciting dealer agreement with the soliciting dealers, reviewed the additional requirements applicable to investors. In addition, because of the representations in the subscription agreement questionnaire, which need to be checked by the subscriber, we have received questions from a number of registered representatives of soliciting dealers concerning these requirements, and have communicated to the registered representatives the need to comply with these requirements.

April 6, 2010

2.
Please update your disclosures throughout the prospectus to provide information related to the number of subscriptions and gross proceeds related to the private offering of preferred shares, which commenced on December 22, 2009, through a reasonable date nearest to the date of your next amendment.

We advise the Staff that the Company has revised the disclosure on pages 34, 115, 148, II-2 of the prospectus and Registration Statement to provide that as of March 31, 2010, the Company has sold 303,306 shares in the private offering for gross proceeds of $3.7 million.

3.
We note your response to comment 3 in our letter dated February 23, 2010 and the supplementary letter dated March 5, 2010, which contained additional statistical information to support your assertions regarding job losses in New York City.  On page 58 of prospectus, you indicate that from the fourth quarter of 2007 through September 2009, New York City lost approximately 103,245 jobs, accounting for 2.9% of all people on payrolls.  The U.S. Bureau of Labor Statistics Source that you provided us, however, indicates that you used the employment number as of November 2009 in your calculations.  Please revise your prospectus to clarify the numbers you have provided are as of November 2009 or otherwise calculate the numbers based upon the referenced period.

We advise the Staff that the Company has revised the disclosure on page 58 to provide for the number of jobs and percentage of all people on payrolls for the period ending September 2009. We also advise the Staff that, contemporaneously with this response letter, the Company is providing a copy of the studies and reports that are relied upon in making the statement regarding job losses in New York City during the period presented in the Registration Statement.

Prospectus Summary, page 5

4.
We note your response to comment 4 and the revised disclosure.  However, we continue to note that your summary, including “Questions and Answers About This Offering,” is over 20 pages long and you currently repeat a lot of information in your summary section that appears in the body of the prospectus.  In addition, disclosure on page 5 appears to be repeated on page 8.  Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant and eliminate repetitive disclosure.

We advise the Staff that the Company has revised the “Questions and Answers About This Offering” section beginning on page 1 and the “Prospectus Summary” section beginning on page 4 to reduce repetitiousness and highlight only those points that are most significant.

Management Compensation, page 85

5.	In the “Organization and Offering Expenses” disclosure, please disclose the amount to date that your sponsor has paid on your behalf.

We advise the Staff that the Company has revised the disclosure on pages 11 and 85 to state that as of December 31, 2009, the advisor had paid approximately $33,000 of organizational and offering expenses on the Company’s behalf.

April 6, 2010

Audited Financial Statements
Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-8

6.
Your most recent amendment has eliminated the disclosure added, based on comment 38 in our letter dated December 18, 2009, regarding how management considers bargain renewal options in determining the amortization period of below-market lease intangibles.  Please update your filing to address such circumstances.

We advise the Staff that the disclosure based on comment 38 in the letter dated December 18, 2009 regarding the amortization period of below market lease intangibles that was added to the American Realty Capital New York Recovery REIT, Inc. financial statements dated October 31, 2009, is now included in the American Realty Capital New York Recovery REIT, Inc. financial statements dated December 31, 2009 beginning on page F-8.

Loan Loss Provisions, Page F-10

7.	We note your updated disclosure indicating that you will evaluate loans for possible impairment on a regular basis. Please tell us and disclose the frequency in which “regular” occurs.

We advise the Staff that the Company has updated the disclosure on page F-10 to include that Company will evaluate loans for possible impairment losses on at least a quarterly basis.

8.	Please expand your disclosure of your methodology of determining your loan loss provision to address both specific and general loss reserves on your portfolio.

We advise the Staff that the Company has expanded the disclosure on page F-10 relating to the Company’s methodology of determining its loan loss provision to address both specific and general reserves on the Company’s portfolio.

Note 6 – Convertible Preferred Stock

9.
It is unclear whether the convertible preferred shares issued under the private placement are convertible at the option of the holder or the option of the company, as your disclosure appears to indicate both.  Please explain to us and enhance your financial statement disclosure to discuss how you intend to account for your convertible preferred stock in accordance with FASB ASC 480-10-25 and 480-10-S99.

In considering whether the convertible preferred stock should be classified as a liability in accordance with ASC 480-10-25 and ASC 480-10-S99, the following terms of the issuance were considered:

The convertible preferred stock is redeemable at the option of the holder only for common stock. The convertible preferred stock is redeemable for common stock or cash at the Company’s option but is mandatorily redeemable at the end of three years for either for common stock or cash, again at the Company’s option.

April 6, 2010

In accordance with ASC 480-“Distinguishing Liabilities from Equity” Instruments should be classified as a liability if there is an obligation to transfer assets in the future or if there is variability in the conversion to equity. Based on the guidance of ASC 480 the company’s convertible preferred stock would be classified as permanent equity because of the following terms of the conversion/redemption features:

•
The terms of the convertible preferred stock allow the company to either convert the shares to common stock at a fixed amount or redeem the shares for cash, also at a fixed amount. The holder of the convertible preferred stock only has the right to convert the stock to common at a fixed redemption rate and does not normally have the right to redeem the stock for cash. Because the company has the right but not the obligation to redeem the convertible shares for cash it does not meet the requirement to classify the obligation as a liability because the redemption for cash is within the control of the Company.

•
The conversion of the convertible preferred stock into common stock is fixed at a one-to-one basis and therefore there is no feature requiring the company to issue a variable number of equity shares at a future date which would also indicate that the instrument does not meet the requirement of liability classification.

•
The convertible preferred stock have a liquidation preference over the common stock. If the requirement to redeem the instrument for cash only occurs at the liquidation or termination of the reporting entity, the requirement to classify the instrument as a liability does not apply. Such is the case with the convertible preferred stock.

•
The convertible preferred stock has a provision that allows an investors estate to redeem the stock for cash upon the death of the holder of the stock. Stock subject to this provision is not considered to be redeemable until the event occurs and therefore should be classified as equity until a valid redemption request is made.

We have added the following language to Note 6 of the financial statements to enhance our financial statement disclosure of how we intend to account for such securities.

Because the terms of the convertible preferred stock allow the Company to either convert the shares to common stock at a fixed rate or redeem the shares for cash, also at a fixed amount and the holder of the preferred stock only has the right to convert the convertible preferred stock to common stock at a fixed redemption rate and does not, except in the case of death or disability of the holder, have the right to redeem the stock for cash, the preferred stock will be included as a separate component of equity in the Company’s balance sheet.

Appendix A – Prior Performance Tables, page A-l

10.
We note that the information presented in the prior performance tables does not appear to correlate exactly with the information in the tables related to American Capital Realty presented in the registration statement for Phillips Edison – ARC Shopping Center REIT Inc. (File No. 333-164313).  Please advise or revise as necessary.

We advise the Staff that the Company has updated the relevant prior performance tables to include information to December 31, 2009, and that the Company will conform all tables related to American Realty Capital Trust, Inc. and American Realty Capital’s non-public programs presented in the registration statement for Phillips Edison-ARC Shopping Center REIT, Inc. with these updated tables.

April 6, 2010

Table II – Compensation to Sponsor, page A-5

11.	Please revise by footnote or otherwise the tables on pages A-5 and A-6 to clarify whether the ‘Dollar amount raised’ includes amounts raised from the sponsor or its affiliates.

We advise the Staff that the Company has included a footnote on Table II on pages A-5 and A-6 to clarify that the “Dollar Amount Raised” includes amounts raised from investors and the sponsor.

Table III – Operating Results of Public Program Properties, page A-7

12.
We have reviewed your response to comment 10 in our letter dated February 23, 2010.  Please include similar disclosure by footnote or otherwise to explain why the operating results of ARC Income Properties II is included in this table and explain that you also have presented it separately.

We advise the Staff that the Company has included the requested disclosure as a note to Table III on page A-7 regarding the consolidation of ARC Income Properties II, with the financial information of American Realty Capital Trust, Inc.

Appendix A-1:  Prior Performance of American Financial Realty Trust, page A-1-1
Consolidated Statements of Operations, page A-l-1

13.
We note that many of the line items presented in the statements of operations with respect to the years ended December 31, 2005 and December 31, 2004 do not correlate to American Financial Realty Trust’s statements of operations found in its Form 10-K for the fiscal year ended December 31, 2006.  Please revise or advise.

We advise the Staff that the Company has revised the statement of operations of American Realty Financial Trust to conform to the statement that was filed with Company’s Form 10-K for the fiscal year ended December 31, 2006.

Part II – Information Not Required in Prospectus, page II-1
Table VI – Acquisitions of Properties, page II-6

14.
Refer to the tables for both public and non-public programs.  It does not appear that disclosure conforms with Table VI of Industry Guide 5.  In addition, the amount of “Total acquisition cost” does not appear to include cash expenditures.  Please revise or advise.

We advise the Staff that the format of Table VI for both public and private programs has been conformed to the format of Industry Guide 5. In addition, the Company has included total acquisition costs in its calculation of cash expenditures.

April 6, 2010

Exhibit Index
Exhibit 8.1

15.
We note your response to comment 12 in our letter dated February 23, 2010 and the revisions made.  We refer you to the disclosure on page 3 of the opinion:  “This opinion is rendered to you in connection with the sale of the Stock and may be relied solely by you and your stockholders but may not be relied upon by you for any other purpose.”  Please note that it is inappropriate to place limitations on who may rely on the opinion and have counsel revise accordingly.

We advise the Staff that we have revised the tax opinion to revise limitations as to who may rely on the tax opinion.

Sales Literature Submitted January 28, 2010
New American Realty Capital New York Recovery REIT, Inc. Website Pages

16.	Please clearly indicate that the photographs of the buildings and properties displayed on American Realty Capital New York Recovery REIT, Inc.’s website are not owned by the registrant.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the website page that incorporates the Staff’s comment regarding photographs of buildings in New York City.

17.	Please include summary risk factors on the homepage of American Realty Capital New York Recovery REIT, Inc website and include a link to the summary risk factors on every webpage.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the website page that incorporates the Staff’s comment regarding risk factors.

American Realty Capital New York Recovery REIT, Inc. Presentation

18.	Please revise the cover page to refer to your prospectus.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the presentation that incorporates the Staff’s comment regarding references to the prospectus.

19.
We note that you have included numerous photos of the skyline of New York City.  Please balance the information presented by reducing the amount of photographs of the skyline.  Furthermore, on page 5 of the presentation, you have pictures of specific buildings and landmarks in New York City.  To the extent that such pictures are not removed, please clearly indicate that these buildings are not owned by American Realty Capital New York Recovery REIT, Inc.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the presentation that incorporates the Staff’s comment regarding photographs of buildings in New York City.

20.
Please refer to page 6 of the presentation and your statement regarding “over $1.4 trillion of commercial real estate debt scheduled to mature 2010-2012.”  We note the disclosure on page 57 of your prospectus indicates that the commercial debt is scheduled to mature between 2009 and 2013.  Please revise or advise.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the presentation that incorporates the Staff’s comment regarding the maturity of commercial real estate debt.

April 6, 2010

21.
We note your statement on page 7 that “[t]he New York Recovery REIT provides an opportunity for the retail investor to ... enjoy the substantial potential returns previously available only to institutions and the ultra-wealthy.”  Please revise to provide the basis for your statement.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the presentation that incorporates the Staff’s comment regarding potential returns.

22.	We note the hypothetical return potential on page 19. Please revise to provide the basis for the increase in value from $60 to $100.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the presentation that incorporates the Staff’s comment regarding hypothetical return potential.

23.
Please refer to the portion of presentation titled “Summary of Investment Considerations” on page 21 and the statements “No legacy issues” and “Hedge against inflation.”  Please revise to clarify what you mean by these statements and, as appropriate, briefly describe your intentions to use significant leverage to acquire properties.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the presentation that incorporates the Staff’s comment regarding “Summary of Investment Considerations.”

American Realty Capital New York Recovery REIT Hardcard

24.	Please revise to highlight and more fully describe your summary risk factors.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the hardcard that incorporates the Staff’s comment regarding summary risk factors.

25.
We note your statements under “Stable Distributions” and “Investment Features” regarding your expectation that monthly distributions will be covered by FFO.  We further note your statements on page 9 of your prospectus that you may borrow, use proceeds from this offering, issue additional securities or sell assets to fund distributions.  Please revise to be consistent with the disclosure in your prospectus.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the hardcard that incorporates the Staff’s comment regarding “Stable Distributions” and “Investment Features.”

26.	In the fourth bullet point of your “Investment Objectives,” please clarify that, while you plan to target your debt to asset value ratio at 50%, you may borrow up to 75%.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the hardcard that incorporates the Staff’s comment regarding “Investment Objectives.”

April 6, 2010

27.
We note your statement under “Professional Management” that your top six executives have more than 100 years of collective real estate experience.  Please note that it is not appropriate to aggregate experience.  Please revise accordingly.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a revised draft of the hardcard that incorporates the Staff’s comment regarding collective real estate experience.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.